

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 22, 2009

Via U.S. mail and facsimile

Mr. Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer
Nobility Homes, Inc.
3741 S.W. 7th Street
Ocala, FL 34474

> **RE:** **Form 10-K for the fiscal year ended November 1, 2008**
> **Form 10-Q for the period ended August 1, 2009**
> **File No. 000-06506**

Dear Mr. Cramer:

We have reviewed your response letter dated September 8, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 1, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment on your Form 10-K and Form 10-Q management certifications which require an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Investments in Retirement Community Limited Partnerships, page 11

2. We note your response to comment 4 from our letter dated July 24, 2009. Please revise your proposed future filing disclosures to disclose the types of specific factors that you would consider to be indicators of possible impairment. Please also revise to more clearly explain how you evaluate your investment to ensure that the current fair value is more than the investment's carrying amount as of each period end. Please refer to paragraph 19(h) of APB 18.

Consolidated Financial Statements

Note 1 – Reporting Entity and Significant Accounting Policies, page 19

3. We note your response to comment 9 from our letter dated July 24, 2009. As previously requested, please show us how you will expand your disclosures in future filings to provide the disclosures required by paragraph 13 of FIN 45. This will enable us to obtain a better understanding of your guarantees and how you have accounted for them.

Note 3 – Related Party Transactions, page 25

4. Please provide us with your significance test calculations under Rule 8-04 of Regulation S-X demonstrating that your fiscal 2008 purchases of a 49% interest in Walden Wood, II Ltd. and a 49% interest in CRF III, Ltd. did not meet any of the significance requirements for providing audited financial statements and/or pro forma information in a Form 8-K filing.

Note 4 – Inventories, page 26

5. Please revise your filing to disclose the methods for determining lower of cost or market value of your inventory as described in your response to comment 13 from our letter dated July 24, 2009. Please also revise to more clearly explain what it means to use the standards "established by the Kelly Blue Book for manufactured housing."

<u>Exhibits 31(a) and 31(b)</u>

6. Please amend your Form 10-K for the period ended November 1, 2008 as well as your Form 10-Qs for the periods ended January 31, 2009 and May 2, 2009 so that the opening paragraph of bullet point 4 of your management certifications includes the reference to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. Your amended management certifications should conform to the wording provided in Item 601(B)(31) of Regulation S-K. When you amend your filings, please be sure to also include currently dated management certifications, which refer to the Form 10-K/A or the 10-Q/A as appropriate. Please refer to Section 246.13 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at:
http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

<u>FORM 10-Q FOR THE PERIOD ENDED AUGUST 1, 2009</u>

<u>Unaudited Consolidated Financial Statements</u>

<u>Note 5 – Investment in Manufactured Home Communities, page 10</u>

7. Please revise to the provide summarized financial information for Walden Woods, Cypress Creek, and Majestic 21 as required by Rule 4-08(g) of Regulation S-X. Refer to Rule 10-01(b)(1) of Regulation S-X.

8. Please revise your future filings to disclose the difference between the amount at which your investments are carried and the amount of the underlying equity in net assets and the accounting treatment for the difference. If there are no such differences, please indicate that in your filing. Please refer to paragraph 20(a) of APB 18.

<u>Note 11 – Commitments and Contingent Liabilities, page 13</u>

9. In order for us to more fully understand how you account for the finance revenue sharing agreement with 21st Mortgage, please tell us the following:
    - The value of defaulted loans that you have purchased back from 21st Mortgage during each of the years presented in your filing and each of your fiscal 2009 interim periods to date as well as the value of the associated collateral received in connection with the repurchased defaulted loans;
    - The amount of gains or losses recognized on the subsequent sale of the collateral during each of the years presented in your filing and each of your fiscal 2009 interim periods to date;

- Clarify who recognizes the gain or loss for any differences between the unpaid balance of the defaulted loan and the fair value of the collateral received upon foreclosure;
- Clarify what you mean by you have "agreed to repurchase the loan balance from any defaulted loans which were financed under the finance revenue sharing agreement". Based on your disclosures and in particular, your statement of cash flows, it appears you are actually purchasing the collateral underlying the defaulted loan, not the loan itself;
- Revise your MD&A to quantify the positive or negative impact that the re-sale of collateral from defaulted loans had upon your results of operations for each period presented;
- Revise your filing to clarify your statement that you "receive the full proceeds from the sale of the home, plus up to an additional 60% of the payoff amount". It is unclear how the payoff amount is reflected in your financial statements;
- Revise your filing on page 14 to disclose the years during which the 57 repurchased loans were originated. To the extent that repurchased loans were originated over a variety of years, please provide this information for groups of loan with origination dates ranging from 2-3 years (for example, the value of repurchased loans originated from 2003-2005 was $XXX, the value of repurchased loans originated from 2006-2008 was $XXX); and
- Provide us with example journal entries recorded by both you and 21st Mortgage Corporation when a loan subject to the finance revenue sharing agreement defaults, you repurchase the loan, take back the collateral, and re-sell the underlying collateral.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment in Majestic 21, page 22

10. We note your response to comment 21 from our letter dated July 24, 2009. Please revise to quantify the portion of your JV's $80 million loan portfolio that is considered delinquent as of period end.

11. Your response to comment 23 from our letter dated July 24, 2009 indicates that your JV has $740,000 of loan loss reserves as of May 2, 2009. This statement appears inconsistent with your response to comment 21 in which you indicated that the loan loss reserve was in excess of $5 million. Please revise to address these apparent inconsistencies. Please also revise to indicate the specific time period during which your 9 year guarantee of Majestic 21's note payable is effective.

<u>Finance Revenue Sharing Agreement, page 22</u>

12. We note your response to comment 18 from our letter dated July 24, 2009. So that we may more fully understand how you account for distributions received in connection with the finance revenue sharing agreement, please revise your filing to disclose the following:

- Describe the circumstances, if any, under which you could be required to repay any previously received distributions;
- Confirm that distributions received under this agreement are recorded in your financial statements in the income statement line item titled "earnings from finance revenue sharing agreement" and tell us whether there are any other amounts which would be recognized within this line item; and
- If your distributions are subject to clawback provisions, please tell us how you determine when the earnings process is complete.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief